

Brad Wilson · 3rd

CEO / Manager at Furry Fortune The Movie, LLC

Los Angeles Metropolitan Area · **Contact info**

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Furry Fortune The Movie,
LLC

Experience

CEO / Manager
Furry Fortune The Movie, LLC
Aug 2019 – Present · 1 yr 11 mos

Co CEO / Producer
Higher Purpose Entertainment
2012 – Present · 9 yrs
Los Angeles / Nashville

Vice President - Development / Production
Hemisphere Entertainment
2000 – 2012 · 12 yrs
Los Angeles, California

Vice Prsident - Development / Production
Greystone Films
1996 – 2000 · 4 yrs
Los Angeles, California

Vice President - Development / Production
Butchers Run Films
1993 – 1996 · 3 yrs
Los Angeles, California

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